Exhibit 1

U.S. GAAP

May 9, 2005

Condensed Statements of Consolidated Financial Results
For the Year Ended March 31, 2005

Company Name:	NISSIN CO., LTD. (URL: http://www.nisgroup.jp/)

Stock Exchange Listings:	Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading Symbol: NIS)

Location of Head Office:	Tokyo and Ehime

President:	Kunihiko Sakioka, Representative Director

Inquiries:	Hitoshi Higaki, Managing Director and General Manager of Operations Control Division (Tel: +81-3-3348-2424)

Applications of different accounting principles from those used in the previous fiscal year:	None

Application of GAAP:	U.S. GAAP

U.S. GAAP

Summary of Consolidated Financial Results for the Years Ended March 31, 2004 and 2005

1. Consolidated Operating Results

	Millions of Yen Except Percentages				Thousands of U.S. Dollars
	Year Ended March 31,				Year Ended March 31,
		Rate of		Rate of
	2004	Change	2005	Change	2005

Gross revenue	¥40,945	2.16%	¥38,910	(4.97)%	$362,324
Income before income taxes	10,659	17.13	11,908	11.72	110,886
Net income	6,077	17.41	7,262	19.50	67,623

	Yen		U.S. Dollars
	Year Ended March 31,		Year Ended March 31,
	2004	2005	2005

Net income per share:
Basic	¥12.19	¥14.28	$0.13
Diluted	11.23	12.98	0.12

Notes:	(1)	Net losses from equity-method affiliates were ¥183 million for the year ended March 31, 2004 and ¥92 million for the year ended March 31, 2005.

(2)	The weighted-average numbers of outstanding shares was 498,719,328 shares for the year ended March 31, 2004, and 508,678,311 shares for the year ended March 31, 2005.

(3)	On each of May 20, 2004 and November 19, 2004, NISSIN completed a two-for-one stock split. All share information disclosed above has been retroactively adjusted to reflect these stock splits.

(4)	The percentages indicated in the rows for gross revenue, income before income taxes and net income represent the rates of increase (decrease) from the respective figures for the previous year.

2. Consolidated Balance Sheets Highlights

			Thousands of U.S. Dollars
	Millions of Yen Except Per Share		Except Per Share
	Data and Percentages		Data and Percentages
	March 31,		March 31,
	2004	2005	2005

Total assets	¥210,268	¥228,401	$2,126,837
Shareholders’ equity	54,297	66,971	623,624
Shareholders’ equity per share (Yen and U.S. Dollars)	107.54	129.54	1.21
Shareholders’ equity ratio (%)	25.82%	29.32%	29.32%

Notes:	(1)	There were 504,912,668 shares outstanding on March 31, 2004 and 516,981,278 shares outstanding on March 31, 2005.

(2)	On each of May 20, 2004 and November 19, 2004, NISSIN completed a two-for-one stock split. All share information disclosed above has been retroactively adjusted to reflect these stock splits.

3. Consolidated Cash Flows

	Millions of Yen		Thousands of U.S. Dollars
	Year Ended March 31,		Year Ended March 31,
	2004	2005	2005

Net cash provided by operating activities	¥21,942	¥14,686	$ 136,754
Net cash used in investing activities	(18,301)	(12,546)	(116,827)
Net cash (used in) provided by financing activities	(7,010)	3,335	31,055
Cash and cash equivalents at end of year	20,243	25,709	239,398

U.S. GAAP

4. Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries:	13 companies
Non-consolidated subsidiaries accounted for
under the equity method:	None
Affiliates accounted for under the equity method:	10 companies

5. Change in the Scope of Consolidation and Application of the Equity Method

Newly consolidated subsidiaries:	7 companies
Formerly consolidated subsidiaries:	None
Affiliates newly accounted for under the equity
method:	7 companies
Affiliates formerly accounted for under the equity
method:	1 company

U.S. GAAP

CONSOLIDATED FINANCIAL STATEMENTS

1. CONSOLIDATED STATEMENTS OF INCOME

(1)	Results for the Three Months Ended March 31, 2004 and 2005 (Unaudited)

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	Three Months Ended			Three Months Ended
	March 31,			March 31,
	2004	2005	Change	2005

Interest income:
Loans	¥9,174	¥7,212	¥(1,962)	$67,157
Other	727	815	88	7,589

Total interest income	9,901	8,027	(1,874)	74,746
Interest expense:
Borrowings	832	710	(122)	6,611
Other	34	73	39	680

Total interest expense	866	783	(83)	7,291

Net interest income	9,035	7,244	(1,791)	67,455
Provision for loan losses, net	3,338	2,432	(906)	22,646

Net interest income after provision for loan losses	5,697	4,812	(885)	44,809

Non-interest income:
(Losses) gains on sale and impairment of investment securities, net	(20)	339	359	3,157
Gain on sale of affiliates	203	—	(203)	—
Gain (loss) on change of interest in a subsidiary	368	(4)	(372)	(37)
Gain on sale of a subsidiary	82	—	(82)	—
Guarantee fees received, net	89	211	122	1,965
Equity losses in affiliates, net	(63)	(149)	(86)	(1,387)
Rents, dividends and other	205	144	(61)	1,340

Total non-interest income	864	541	(323)	5,038
Non-interest expense:
Salaries and employee benefits	1,641	1,640	(1)	15,271
Occupancy, furniture and equipment	531	739	208	6,881
Advertising	119	237	118	2,207
Other general and administrative expenses	880	820	(60)	7,636
Losses on sale and impairment of long-lived assets, net	608	64	(544)	596
Other	61	372	311	3,465
Minority interests	2	111	109	1,034

Total non-interest expense	3,842	3,983	141	37,090

Income before income taxes	2,719	1,370	(1,349)	12,757

Income taxes	1,158	415	(743)	3,864

Net income	¥1,561	¥ 955	¥(606)	$ 8,893

	Yen		U.S. Dollars (Note 1)
Per share data	2004	2005	2005
Net income - basic	¥3.15	¥1.87	$0.02
- diluted	2.90	1.65	0.02

	Thousands of Shares		Thousands of Shares
Weighted average shares outstanding	2004	2005	2005
Basic	495,868	511,802	511,802
Diluted	547,316	565,851	565,851

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP

(2)	Results for the Years Ended March 31, 2004 and 2005

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	Year Ended			Year Ended
	March 31,			March 31,
	2004	2005	Change	2005

	(Audited)	(Unaudited)		(Unaudited)
Interest income:
Loans	¥38,036	¥29,298	¥(8,738)	$272,819
Other	2,071	3,257	1,186	30,328

Total interest income	40,107	32,555	(7,552)	303,147
Interest expense:
Borrowings	3,611	2,972	(639)	27,675
Other	113	187	74	1,741

Total interest expense	3,724	3,159	(565)	29,416

Net interest income	36,383	29,396	(6,987)	273,731
Provision for loan losses, net	13,461	8,576	(4,885)	79,858

Net interest income after provision for loan losses	22,922	20,820	(2,102)	193,873

Non-interest income:
Gain on sale of loans receivable	—	3,327	3,327	30,981
Losses on sale and impairment of investment securities, net	(268)	(513)	(245)	(4,777)
Gain on sale of affiliates	220	—	(220)	—
Gain on change of interest in a subsidiary, net	368	1,339	971	12,469
Gain on sale of a subsidiary	82	—	(82)	—
Guarantee fees received, net	221	688	467	6,407
Equity losses in affiliates, net	(183)	(92)	91	(857)
Rents, dividends and other	398	1,606	1,208	14,954

Total non-interest income	838	6,355	5,517	59,177
Non-interest expense:
Salaries and employee benefits	6,735	6,521	(214)	60,723
Occupancy, furniture and equipment	2,060	2,395	335	22,302
Advertising	218	332	114	3,092
Other general and administrative expenses	3,457	5,240	1,783	48,794
Losses on sale and impairment of long-lived assets, net	530	94	(436)	875
Other	97	493	396	4,590
Minority interests	4	192	188	1,788

Total non-interest expense	13,101	15,267	2,166	142,164

Income before income taxes	10,659	11,908	1,249	110,886

Income taxes	4,582	4,646	64	43,263

Net income	¥6,077	¥ 7,262	¥1,185	$ 67,623

			U.S. Dollars
	Yen		(Note 1)
Per share data	2004	2005	2005
Net income - basic	¥12.19	¥14.28	$0.13
- diluted	11.23	12.98	0.12
Cash dividends paid	2.00	2.56	0.02

	Thousands of Shares		Thousands of Shares
Weighted average shares outstanding	2004	2005	2005
Basic	498,719	508,678	508,678
Diluted	550,168	563,248	563,248

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP

2. CONSOLIDATED BALANCE SHEETS

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)
	March 31,		March 31,
	2004	2005	2005

	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	¥20,243	¥25,709	$239,398
Deposit of restricted cash in bank	435	846	7,878
Loans receivable, net	166,890	146,119	1,360,639
Purchased loans receivable, net	4,342	13,581	126,464
Interest receivable	1,060	831	7,738
Property and equipment:
Land	356	356	3,315
Buildings and structures	1,094	1,264	11,770
Equipment and software	5,253	5,756	53,599

	6,703	7,376	68,684
Accumulated depreciation and amortization	(2,363)	(2,091)	(19,471)

	4,340	5,285	49,213
Investment securities	9,174	28,443	264,857
Investment in affiliates	496	514	4,786
Deferred income taxes	579	333	3,101
Other assets	2,709	6,740	62,763

Total assets	¥210,268	¥228,401	$2,126,837

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	¥5,563	¥12,600	$117,329
Accrued income taxes	2,758	716	6,667
Accrued expenses	623	497	4,628
Long-term borrowings	142,577	136,844	1,274,271
Capital lease obligations	2,058	1,683	15,672
Accrued retirement benefits	334	330	3,073
Deferred income taxes	—	4,439	41,335
Other liabilities	1,897	3,175	29,566

Total liabilities	155,810	160,284	1,492,541

Minority interests	161	1,146	10,672
Commitments and contingencies (Note 9)
Shareholders’ equity:
Common stock	7,218	7,779	72,437
Additional paid-in capital	9,092	9,836	91,591
Retained earnings	38,351	44,313	412,636
Cumulative other comprehensive income	3,371	8,086	75,296
Less treasury stock, at cost	(3,735)	(3,043)	(28,336)

Total shareholders’ equity	54,297	66,971	623,624

Total liabilities and shareholders’ equity	¥210,268	¥228,401	$2,126,837

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP

3. CONSOLIDATED STATEMENTS OF CASH FLOWS

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)
	Year Ended March 31,		Year Ended March 31,
	2004	2005	2005

	(Audited)	(Unaudited)	(Unaudited)
Operating Activities
Net income	¥ 6,077	¥ 7,262	$ 67,623
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses, net	13,461	8,576	79,858
Gain on sale of loans receivable	—	(3,327)	(30,981)
Depreciation and amortization	884	1,175	10,941
Amortization of debt issuance costs	221	239	2,226
Amortization of loan origination costs	751	540	5,028
Losses on sale and impairment of long-lived assets, net	530	94	875
Losses on sale and impairment of investment securities, net	268	513	4,777
Gain on sale of affiliates	(220)	—	—
Gain on change of interest in a subsidiary, net	(368)	(1,339)	(12,469)
Gain on sale of a subsidiary	(82)	—	—
Equity losses in affiliates, net	183	92	857
Deferred income taxes	(633)	1,427	13,288
Minority interests	4	192	1,788
Changes in assets and liabilities:
Interest receivable	117	229	2,132
Accrued income taxes and expenses	(58)	(2,181)	(20,309)
Other liabilities	807	1,194	11,120

Net cash provided by operating activities	21,942	14,686	136,754

Investing Activities
Proceeds from sale of loans receivable	—	32,697	304,470
Loans receivable, net of principal collections	(13,764)	(17,615)	(164,028)
Purchases of distressed loans	(4,502)	(16,896)	(157,333)
Proceeds from principal collections of distressed loans	2,469	6,840	63,693
Purchases of property and equipment	(880)	(1,754)	(16,333)
Proceeds from sale of property and equipment	382	16	149
Purchases of investment securities	(3,605)	(16,508)	(153,720)
Proceeds from sale of investment securities	2,173	5,125	47,723
Increases in investment in affiliates	(450)	(160)	(1,490)
Proceeds from sale of affiliates	504	—	—
Acquisition of a new subsidiary, net of cash acquired	—	(764)	(7,114)
Proceeds from sale of a subsidiary, net of cash decreased	78	—	—
Changes in other assets	(706)	(3,527)	(32,844)

Net cash used in investing activities	(18,301)	(12,546)	(116,827)

Financing Activities
Deposit of restricted cash in bank	(212)	(411)	(3,827)
Deferred debt issuance costs	(104)	(195)	(1,816)
Proceeds from short-term borrowings	16,539	35,951	334,770
Repayments of short-term borrowings	(16,300)	(28,283)	(263,367)
Proceeds from long-term borrowings	56,668	83,880	781,078
Repayments of long-term borrowings	(62,686)	(88,555)	(824,611)
Payment of capital lease obligations	(762)	(823)	(7,664)
Repurchases of stock warrants	(7)	—	—
Proceeds from exercise of stock warrants	1,201	31	289
Purchases of treasury stock	(1,209)	(1)	(9)
Proceeds from sale of treasury stock	338	909	8,464
Dividends paid	(1,001)	(1,300)	(12,105)
Proceeds from issuance of new shares by subsidiaries	525	2,132	19,853

Net cash (used in) provided by financing activities	(7,010)	3,335	31,055

Effect of exchange rate changes on cash and cash equivalents	—	(9)	(84)
Net (decrease) increase in cash and cash equivalents	(3,369)	5,466	50,898
Cash and cash equivalents at beginning of year	23,612	20,243	188,500

Cash and cash equivalents at end of year	¥ 20,243	¥ 25,709	$ 239,398

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS ORGANIZATION AND BASIS OF PRESENTATION

NISSIN CO., LTD. (“NISSIN”) was incorporated in 1960 in Ehime Prefecture in western Japan, and has since expanded nationwide. NISSIN and its subsidiaries operate mainly in Japan. NISSIN currently maintains head offices in Tokyo and in the City of Matsuyama, Ehime Prefecture, Japan. Because of its concentration in lending and funding in Japan, NISSIN is exposed to negative changes in the Japanese economy and in the stability of its borrowing base in Japan.

NISSIN is a non-bank financial institution specializing in providing loan products to individuals, including small business owners, sole proprietors and consumers. NISSIN distributes the following products by using a variety of channels:

Small business owner loans: Designed for small business owners. The small business owner loan is an unsecured loan that, in NISSIN’s case, requires one or more guarantees from third-party individuals with an income source separate from that of the customer. It can be used without any restrictions to repay existing loans or to obtain working capital. These loans are payable monthly in arrears at fixed interest rates.

Wide loans: Debt-consolidation loans for consumers who already have a high level of outstanding debt with several consumer finance lenders. The borrower must supply one or more guarantors with a separate income source. These loans are payable monthly in arrears at fixed interest rates.

Business Timely loans: Unsecured revolving loans designed for small business owners. Business Timely loans are marketed to more creditworthy owners of businesses and sole proprietors and do not require a guarantor. These loans are payable monthly in arrears at fixed interest rates.

Consumer loans: Unsecured revolving loans to consumers at fixed interest rates, payable monthly in arrears.

On May 6, 2004, NISSIN signed an agreement to sell most of its consumer loans receivable to Orient Credit Co., Ltd. The sale was closed on June 1, 2004. The decision to make this sale was made pursuant to the basic strategy of concentrating on the markets for both small business owner loans and Wide loans. Consequently, the balance of consumer loans as of May 31, 2004 was sold for ¥32,697 million ($304,470 thousand). During the year ended March 31, 2004, NISSIN provided operation support services to Orient Credit Co., Ltd. These services included loan management within the data transition period. The Company received ¥392 million ($3,650 thousand) for these services, which was included in rents, dividends and other in the accompanying consolidated statements of income.

On July 9, 2004, NISSIN invested $500 thousand to establish Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd., a wholly-owned subsidiary, in Shanghai, China to expand the Company’s businesses into the Chinese market. Subsequently, Matsuyama Nissin Investment and Consulting (Shanghai) Co., Ltd. increased its capital to $10 million through additional investments by NISSIN on December 27, 2004 and February 17, 2005.

On December 3, 2004, NISSIN invested ¥3,811 million ($35,487 thousand) to acquire 100% of the issued shares of Yamagen Securities Co., Ltd., a wholly-owned subsidiary of Japan Asia Holdings (Japan) Limited. This acquisition was made for the purpose of commencing securities business operations in Japan to enable the Company to provide a full line of financial services from procurement to investment, as well as direct and indirect financing, to all clients and businesses related with the Company. The amount of consideration paid in excess of the estimated fair value of the net assets acquired was ¥600 million ($5,587 thousand) for a brokerage license and was recorded in other assets in the accompanying consolidated balance sheets. This license is determined to have an indefinite useful life. On May 1, 2005, Yamagen Securities Co., Ltd. changed its name to NIS Securities Co., Ltd.

On September 16, 2004, Nissin Servicer Co., Ltd., a consolidated subsidiary, listed its stock on the Mothers market of the Tokyo Stock Exchange and became Japan’s first loan servicing company to go public. Consequently, NISSIN’s interest in Nissin Servicer Co., Ltd. has been diluted from 89.8% to the current 75.9%. The Company recognized a net gain of ¥1,339 million ($12,469 thousand), which was recorded as gain on change of interest in a subsidiary, net, in the accompanying consolidated statements of income. The Company continues to recognize gains or losses from dilution of its interest in Nissin Servicer Co., Ltd.

U.S. GAAP

The consolidated financial statements include the accounts of NISSIN and its majority-owned subsidiaries (collectively, the “Company”). All significant intercompany accounts, transactions and profits and losses have been eliminated in the consolidated financial statements.

Investments in 20% to 50% owned affiliates in which NISSIN has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method.

The Company maintains its records in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Certain adjustments and reclassifications have been made in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory Japanese GAAP books of account.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, the Company does not include all of the information and footnotes required by U.S. GAAP for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim period presented have been included. The notes to the financial statements as of and for the year ended March 31, 2004 contained in NISSIN’s Annual Report on Form 20-F should be read in conjunction with these condensed consolidated financial statements.

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are made regarding the Company’s allowance for loan losses and collections for purchased loans. Actual results could differ from those estimates, resulting in material charges to income.

The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate on March 31, 2005, which was ¥107.39 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Interest Income from Loans Receivable and Loan Origination Costs

Interest income from loans except for purchased loans is recognized on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates are set by law at two general levels: an absolute maximum rate (legal limit) and a lower interest rate based on the principal amount of the loan (restricted rate). The Company may charge interest rates in excess of the restricted rate as long as it meets the specified requirements. The Company’s contractual loan interest rates do not exceed the legal limit. However, the Company’s contractual loan interest rates, as is customary in the consumer finance industry in Japan, normally exceed the restricted rate. Borrowers have a right to refuse to pay interest in excess of the restricted rate, and the Company cannot legally require borrowers to pay the excess interest. However, once a borrower has paid interest in excess of the restricted rate, and provided the Company has complied with the specified legal documentation and notification procedures, the Company has no legal or contractual obligation to refund or otherwise reimburse the excess interest payments.

The Company recognizes accrued interest income on loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected, provided there are no remaining legal obligations to refund this excess portion. Accrual of interest income is suspended when loan principal is charged off or is wholly or partially reserved. The accrued interest portion of a charged off loan balance is deducted from the current period interest income and the principal amount is charged off against the allowance for loan losses.

The Company capitalizes direct origination costs and defers fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averages approximately fifty-three months.

U.S. GAAP

(b) Loans Receivable and Allowance for Loan Losses

Loans receivable are reported at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in the Company’s loan portfolios. Increases to the allowance are made by charges to the provision for loan losses. Recoveries of previously charged-off amounts are deducted from the provision for loan losses. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment rates, bankruptcy cases, and historical loss experience. Restructured loans include any loans for which interest, principal or term is restructured. Allowances for restructured loans are based on the collection history or legal classification of the borrowers.

The Company’s policy is generally to charge off loan balances and cease accrual of interest as follows:

Small business owner loans and Wide loans: Loan balances are charged off when the Company believes the likelihood of any future collection is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. In the case that loans are restructured, the Company charges off the amount of the recorded loan balance less the restructured loan balance. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

Business Timely loans and Consumer loans: Loan balances are charged off and interest accrual is terminated when a loan’s contractual payment becomes 67 days delinquent or upon the occurrence of other events such as the bankruptcy of the borrower.

Secured loans: Loan balances are charged off when the Company believes the likelihood of any future collection is minimal. The Company considers the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

(c) Purchased Loans Receivable and Revenue Recognition

Purchased loans represent loans purchased from third party originators and are reported at purchased cost less an allowance for estimated loan losses. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, subsequent to acquisition, the Company initially recognizes revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If the Company determines that it cannot recover its cost, an allowance for the expected uncollectible portion is established. The loan is written off once the Company deems the loan uncollectible.

However, for those purchased loans for which the Company can reasonably estimate the expected timing and amount of cash flows, the Company uses those expected future cash flows to record the loans receivable and amortize the implied interest into revenue using the level yield method. The Company will adjust future yield rate for expected changes in interest rates or collections. However, if the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans due to delinquency in payment or use of legal means by the borrower, the difference is recorded as an allowance for the uncollectible portion. As of March 31, 2004 and 2005, ¥846 million and ¥836 million ($7,785 thousand) in carrying value of loans was accounted for under the level yield method, respectively.

(d) Investment Securities

The Company’s investment securities are classified as “available-for-sale” in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, and consist of marketable and non-marketable securities.

U.S. GAAP

Marketable equity securities are carried at fair value with unrealized gains and losses, net of tax, reported as a cumulative other comprehensive income in the shareholders’ equity. In accordance with SFAS No. 115, an “other than temporary” decline in fair value below the amortized cost basis is recorded as a loss in the statement of income in the period the decline was determined to be other than temporary. The Company reviews investment securities that have declined in market value by approximately 10% or more from their cost bases each period to determine whether an impairment has occurred. For these securities, an “other than temporary” decline in market value is presumed to have occurred unless there is sufficient evidence indicating that the decline is temporary. Such evidence is considered only when there has been a subsequent recovery in market value and the evidence includes a recent improvement in financial condition, a positive prevailing business and industry outlook, and other factors that are deemed to be relevant indicators.

Non-marketable equity securities, which consist of investments in which the Company has a less than 20% interest and for which the Company does not have the ability to exercise significant influence, are accounted for on a cost basis, and adjusted only for other-than-temporary declines in fair value resulting from company-specific events, industry developments, general economic conditions, or other reasons.

Non-marketable debt securities are accounted for on an amortized cost basis, and adjusted only for other-than-temporary declines in fair value resulting from company-specific events, industry developments, general economic conditions, or other reasons.

Costs of securities sold are determined using the weighted average cost method.

(e) Guarantees

The Company accounts for guarantees in accordance with the Financial Accounting Standards Board (“FASB”) FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Company provides guarantees to several affiliated and non-affiliated companies for a fee and in the event of borrower’s delinquency, the Company is required to pay out on its guarantees for the outstanding balance of the specified borrowings. The Company recognized reserves for guarantee losses of ¥108 million and ¥371 million ($3,455 thousand) at March 31, 2004 and 2005, respectively, which is included in other liabilities in the accompanying consolidated balance sheets.

Additionally, in the normal course of its business, the Company may guarantee or indemnify directors and service providers against litigation or claims. These claims are expected to be fully covered by company insurance policies.

(f) Treasury Stock

Treasury stock is recorded at the Company’s cost basis. Pursuant to its Articles of Incorporation, the Company may purchase treasury stock with the board of directors’ approval, and can retire treasury stock by reducing retained earnings or additional paid-in capital.

(g) Net Income Per Share (“EPS”)

Basic EPS is computed based on the average number of shares of common stock outstanding during each period. Diluted EPS further includes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

NISSIN completed a two-for-one stock split on each of May 20, 2003, May 20, 2004 and November 19, 2004. All share information disclosed has been retroactively adjusted to reflect such stock splits.

U.S. GAAP

3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2003, the Accounting Standards Executive Committee issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of SOP 03-3 did not have any impact on the Company’s consolidated financial statements.

At its November 2003 meeting, the Emerging Issues Task Force (“EITF”) reached a consensus on disclosure guidance previously discussed under EITF 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The consensus provided for certain disclosure requirements that were effective for fiscal years ending after December 15, 2003. The Company adopted the disclosure requirements beginning from the year ended March 31, 2004.

At its March 2004 meeting, the EITF reached a consensus on recognition and measurement guidance previously discussed under EITF 03-01. The consensus clarifies the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method or the equity method. The recognition and measurement guidance for which the consensus was reached in the March 2004 meeting is to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The adoption of EITF 03-01 did not have any impact on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123-R (revised 2004) “Share-Based Payment,” a revision of SFAS No. 123 “Accounting for Stock-Based Compensation.” SFAS No. 123-R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. In April 2005, the Securities and Exchange Commission (“SEC”) delayed the effective date of FASB Statement No. 123-R to the next fiscal year beginning after June 15, 2005. The Company is currently assessing the impact of this statement on the Company’s consolidated financial statements but does not expect the adoption of this statement to have a significant impact.

4. LOANS RECEIVABLE

The following is a summary of loans outstanding as of March 31, 2004 and 2005:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31,			March 31,
	2004	2005	Change	2005

Small business owner loans	¥57,168	¥58,961	¥1,793	$549,036
Wide loans	57,460	47,604	(9,856)	443,281
Business Timely loans	18,659	20,862	2,203	194,264
Consumer loans	35,604	2,827	(32,777)	26,325
Secured loans	10,003	18,812	8,809	175,175
Other loans	573	6,296	5,723	58,267

Total loans outstanding	179,467	155,362	(24,105)	1,446,708
Allowance for loan losses	(13,528)	(10,034)	3,494	(93,435)
Deferred origination costs	951	791	(160)	7,366

Loans receivable, net	¥166,890	¥146,119	¥(20,771)	$1,360,639

U.S. GAAP

5. ALLOWANCE FOR LOAN LOSSES

The following is a summary of changes in the allowance for loan losses for the years ended March 31, 2004 and 2005:

				Thousands of
	Millions of Yen			U.S. Dollars
	Year Ended March 31,			Year Ended
	2004	2005	Change	March 31, 2005

Balance at beginning of year	¥11,827	¥13,528	¥1,701	$125,971
Provision for loans receivable sold	—	(3,327)	(3,327)	(30,981)
Provision for loan losses	12,824	7,759	(5,065)	72,250
Charge-offs, net of recoveries	(11,123)	(7,926)	3,197	(73,805)

Balance at end of year	¥13,528	¥10,034	¥(3,494)	$ 93,435

6. INTEREST INCOME

The following is a summary of interest income for the years ended March 31, 2004 and 2005:

				Thousands of
	Millions of Yen			U.S. Dollars
	Year Ended March 31,			Year Ended
	2004	2005	Change	March 31, 2005

Small business owner loans	¥11,378	¥11,125	¥(253)	$103,594
Wide loans	12,829	10,363	(2,466)	96,499
Business Timely loans	4,590	4,924	334	45,852
Consumer loans	9,750	1,965	(7,785)	18,298
Secured loans	205	960	755	8,939
Other loans	35	501	466	4,665

Total interest revenue from loans receivable	38,787	29,838	(8,949)	277,847
Less amortization of loan origination costs	(751)	(540)	211	(5,028)
Purchased loans and other	2,071	3,257	1,186	30,328

Total interest income	¥40,107	¥32,555	¥(7,552)	$303,147

U.S. GAAP

7. PURCHASED LOANS RECEIVABLE

Nissin Servicer Co., Ltd. mainly purchases distressed loans from financial institutions and services these loans. The total contracted amounts outstanding for these distressed loans were ¥856,939 million and ¥1,097,289 million ($10,217,795 thousand) as of March 31, 2004 and 2005, respectively.

The following is a summary of purchased loans receivable as of March 31, 2004 and 2005:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31,			March 31,
	2004	2005	Change	2005

Purchased loans outstanding	¥5,059	¥14,863	¥9,804	$138,402
Allowance for loan losses	(717)	(1,282)	(565)	(11,938)

Purchased loans receivable, net	¥4,342	¥13,581	¥9,239	$126,464

The following is a summary of information with respect to purchased loans receivable for the years ended March 31, 2004 and 2005:

				Thousands of
	Millions of Yen			U.S. Dollars
	Year Ended March 31,			Year Ended
	2004	2005	Change	March 31, 2005

Purchased loans receivable:
Balance at beginning of year	¥3,078	¥5,059	¥1,981	$ 47,109
Purchased during the year	4,502	16,896	12,394	157,333
Principal collections	(2,469)	(6,840)	(4,371)	(63,693)
Charge-offs	(52)	(252)	(200)	(2,347)

Balance at end of year	5,059	14,863	9,804	138,402
Allowance for loan losses:
Balance at beginning of year	132	717	585	6,677
Provision for loan losses	637	817	180	7,608
Charge-offs	(52)	(252)	(200)	(2,347)

Balance at end of year	717	1,282	565	11,938

Purchased loans receivable, net	¥4,342	¥13,581	¥9,239	$ 126,464

In addition, interest income from purchased loans receivable for the years ended March 31, 2004 and 2005 were ¥2,069 million and ¥3,255 million ($30,310 thousand), respectively.

8. SHORT-TERM AND LONG-TERM BORROWINGS

Short-term borrowings as of March 31, 2004 and 2005 comprised the following:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31,			March 31,
	2004	2005	Change	2005

Bank loans	¥2,100	¥9,017	¥6,917	$ 83,965
Commercial paper	3,200	3,500	300	32,591
Rediscounted notes	263	83	(180)	773

Total short-term borrowings	¥5,563	¥12,600	¥7,037	$ 117,329

U.S. GAAP

Interest rates on bank loans as of March 31, 2004 and 2005 are fixed under contracts ranging from 1.971% to 2.250% and from 0.964% to 2.200%, with the weighted average interest rates of these bank loans being 1.985% and 1.567%, respectively. Interest rates on commercial paper as of March 31, 2004 and 2005 range from 0.300% to 1.000% and from 0.295% to 0.450%. The weighted average interest rates of the commercial paper as of March 31, 2004 and 2005 are 0.784% and 0.384%. Interest rates on all rediscounted notes as of March 31, 2004 and 2005 are 2.370%. All short-term borrowings have terms ranging from approximately 1 month to 12 months and are usually renewed at maturity subject to renegotiation of interest rates and other factors.

Long-term borrowings as of March 31, 2004 and 2005 comprised the following:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31,			March 31,
	2004	2005	Change	2005

3.00% unsecured bonds, due April 20, 2004	¥10,000	¥—	¥(10,000)	$ —
2.45% unsecured bonds, due March 28, 2005	10,000	—	(10,000)	—
2.30% unsecured bonds with warrants, due April 20, 2004 (A)	1,500	—	(1,500)	—
2.35% unsecured bonds, due November 1, 2005	5,000	5,000	—	46,559
1.18% unsecured bonds, due February 25, 2008	—	7,500	7,500	69,839
1.90% unsecured bonds, due July 31, 2006	500	500	—	4,656
0.75% unsecured bonds, due September 19, 2008	270	210	(60)	1,955
0.64% unsecured bonds, due March 26, 2007	500	500	—	4,656
0.45% unsecured bonds, due September 27, 2006	—	500	500	4,656
0.67% unsecured bonds, due September 27, 2007	—	500	500	4,656
1.70% unsecured convertible bonds, due September 29, 2006 (B)	10,000	8,942	(1,058)	83,267

Total bonds	37,770	23,652	(14,118)	220,244

Loans from banks and other financial institutions	104,807	113,192	8,385	1,054,027

Total long-term borrowings	¥142,577	¥136,844	¥(5,733)	$1,274,271

(A)	Under NISSIN’s incentive warrant plan and as a part of NISSIN’s normal funding activity, on April 20, 2001, NISSIN issued ¥1.5 billion of 2.3% unsecured bonds with detachable warrants to purchase approximately 10,388 thousand shares of common stock at an exercise price of ¥144.40 per share. These warrants were immediately repurchased at their deemed fair value in order to be granted as compensation to directors and selected employees of NISSIN. The issuance price of the bond was ¥1,088,000 per ¥1,000,000, of which ¥88,000 was attributable to the fair value of warrants. The exercise period of the warrant was through April 19, 2004. The bond matured on April 20, 2004.

(B)	On September 13, 2001, NISSIN issued ¥10 billion of 1.7% unsecured convertible bonds issued at par and redeemable on September 29, 2006. The conversion price is ¥196.30 ($1.83) per share of common stock. During the year ended March 31, 2005, convertible bond totaling ¥1,058 million ($9,852 thousand) was converted to 5,389,705 shares of common stock.

As of March 31, 2004 and 2005, the weighted average rates of loans from banks and other financial institutions were 2.254% and 1.949%, respectively.

In addition, NISSIN entrusted certain loans outstanding to a trust bank. In order to raise funds, NISSIN sold its senior beneficiary interest in these loans outstanding in trust to a third party. These transactions constitute a legal sale under Japanese law. Since NISSIN reserves an option to repurchase the senior beneficiary interest, NISSIN does not recognize the extinguishment of the aforementioned interest in the financial statements herein, and the funds are recognized as long-term liability related interest. As of March 31, 2004 and 2005, entrusted loans outstanding included in loans receivable are ¥9,594 million and ¥9,216 million ($85,818 thousand), respectively. The related long-term liability recorded in loans from banks and other financial institutions are ¥6,466 million and ¥6,673 million ($62,138 thousand), respectively.

U.S. GAAP

9. COMMITMENTS AND CONTINGENCIES

Under the terms and conditions of the Company’s credit line agreements, the Company may, but is not committed to, lend funds to Business Timely loan, consumer loan and other loan customers. The Company reviews credit lines and related funding needs based on account usage and customer creditworthiness.

The Company’s unfunded credit lines at March 31, 2004 and 2005 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31,			March 31,
	2004	2005	Change	2005

Unfunded credit lines with loans outstanding	¥6,977	¥6,185	¥(792)	$ 57,593
Unfunded credit lines without loans outstanding	34,624	40,805	6,181	379,971

Total unfunded credit lines	¥41,601	¥46,990	¥5,389	$437,564

The Company is involved in legal proceedings and claims in the ordinary course of its business. In the opinion of management, none of these proceedings and claims is expected to materially impact the Company’s financial position or results of operations.

As discussed in the summary of significant accounting policies, the Company, as is customary in the small business owner and consumer finance industry in Japan, normally charges interest rates in excess of the restricted rate. In most cases, where the contractual interest rate exceeds the restricted rate, borrowers have a right to refuse to pay the excess interest. Accordingly, the Company does not accrue unpaid excess interest. Once a borrower has paid the excess interest, the borrower does not have legal rights to obtain a refund of the amounts paid, provided the appropriate documentation and notification requirements have been met. Borrowers, however, still do occasionally dispute payments of excess interest. The Company has negotiated refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. During the years ended March 31, 2004 and 2005, ¥134 million and ¥190 million ($1,769 thousand) in interest income was refunded to borrowers, respectively.

Pursuant to an agreement with Sanyo Club Co., Ltd., in exchange for guaranteeing 40% of the outstanding balance of specified borrowings, NISSIN receives 40% of the interest income from the total borrowings and pays 40% of the related administration expenses and other incurred by Sanyo Club Co., Ltd. NISSIN is required to pay out on its guarantees for 40% of the outstanding loan balance of specified borrowings for which payments are 120 days or more delinquent. Under the loan agreement, borrowers are neither required to have a guarantor nor to provide collateral.

NISSIN guarantees borrowings by customers of Shinsei Business Finance Co., Ltd. (“SBF”), an affiliate 25% owned by NISSIN, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that SBF sells:

3S loans: NISSIN guarantees 100% of borrowings by customers for 3S loans and receives a guarantee fee at the borrowing contract rate less 4%. NISSIN is required to pay out on its guarantees for the loans for which payments are 14 days or more delinquent. 3S loans are unsecured loans that require one or more guarantees from third party individuals with an income source separate from the customer, and are designed for small or medium size corporations.

Business loans: NISSIN guarantees 10% of borrowings by customers for Business loans and receives 10% of the interest received from the total borrowings. NISSIN is required to pay out on its guarantees for the loans for which payments are 90 days or more delinquent. Business loans are unsecured loans designed for small or medium size corporations.

NISSIN guarantees borrowings by customers of Chuo Mitsui Finance Service Co., Ltd. (“CMFS”), an affiliate 30% owned by NISSIN, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that CMFS sells:

U.S. GAAP

Business Card loans: NISSIN guarantees 10% of borrowings by customers for Business Card loans and receives 10% of the interest received from the total borrowings. NISSIN is required to pay out on its guarantees for the loans for which payments are 90 days or more delinquent. Business Card loans are unsecured loans designed for small or medium size corporations.

Real Estate Finance: NISSIN guarantees 10% of borrowings by customers for Real Estate Finance and receives 10% of the interest received from the total borrowings. NISSIN is required to pay out on its guarantees for the loans for which payments are 30 days or more delinquent.

In addition, NIS Lease Co., Ltd., a consolidated subsidiary, guarantees accounts receivable of certain borrowers for a fee determined based on borrower’s creditworthiness and contract duration. At March 31, 2005, the fee rate ranges from 0.5% to 5%, with an average fee rate of 1.95%.

The Company maintains reserves for all estimated guarantee losses in its other liabilities.

As of March 31, 2004 and 2005, the Company’s guaranteed borrowings, guaranteed account receivable and reserve for guarantee losses are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31,			March 31,
	2004	2005	Change	2005

Guaranteed borrowings	¥3,616	¥7,343	¥3,727	$68,377
Guaranteed account receivable	3	358	355	3,334
Reserves for guarantee losses	108	371	263	3,455

During the years ended March 31, 2004 and 2005, the Company paid the related administration and other expenses, as discussed above, and received guarantee fees as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Year Ended March 31,			Year Ended
	2004	2005	Change	March 31, 2005

Guarantee fees received	¥ 368	¥ 879	¥511	$ 8,185
Administration and other expenses paid	(147)	(191)	(44)	(1,778)

Net guarantee fees received	¥ 221	¥ 688	¥467	$ 6,407

During the years ended March 31, 2004 and 2005, as a result of contractual commitments, the Company paid ¥89 million and ¥270 million ($2,514 thousand) as a guarantor for the borrowings, respectively.

Other than above, as of March 31, 2004 and 2005, NISSIN was liable as a guarantor for bank loans of ¥1,200 million and ¥3,645 million ($33,942 thousand) borrowed by SBF, respectively, and during the years ended March 31, 2004 and 2005, NISSIN received guarantee fees of ¥5 million and ¥34 million ($317 thousand) from SBF, respectively, which is equivalent to an annual interest rate of 1.5%.

Also, as of March 31, 2005, NISSIN was liable as a guarantor for bank loans of ¥150 million ($1,397 thousand) borrowed by CMFS, and during the year ended March 31 2005, NISSIN received guarantee fees of ¥29 thousand ($270) from CMFS, which is equivalent to an annual interest rate of 1.0%.

U.S. GAAP

10. CUMULATIVE OTHER COMPREHENSIVE INCOME

Comprehensive income was ¥9,378 million and ¥11,977 million ($111,529 thousand) for the years ended March 31, 2004 and 2005, respectively. The components of other comprehensive income are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Year Ended March 31,			Year Ended
	2004	2005	Change	March 31, 2005

Change in net unrealized gain on marketable investment securities	¥3,304	¥4,725	¥1,421	$43,999
Change in unrealized losses on cash flow hedging instruments	(3)	(1)	2	(9)
Change in foreign currency adjustments	—	(9)	(9)	(84)

Total other comprehensive income	¥3,301	¥4,715	¥1,414	¥43,906

11. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities during the years ended March 31, 2004 and 2005 was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Year Ended March 31,			Year Ended
	2004	2005	Change	March 31, 2005

Property and equipment obtained under capital leases	¥922	¥ 792	¥ (130)	$7,375
Conversion of convertible bond	—	1,058	1,058	9,852

12. SEGMENT INFORMATION

For financial reporting purposes, the Company operates under the integrated financial services segment, the loan servicing segment and other segments. The integrated financial services segment includes small business owner, Wide, Business Timely, consumer, secured and other loans. In the loan servicing segment, Nissin Servicer Co., Ltd. mainly acquires and services non-performing debts from banks and financial institutions in Japan. The loan servicing segment is being operated as a separate segment for financial reporting purposes. Other segments including leasing and securities business are insignificant and are included in the integrated financial services segment for financial reporting purposes. The Company is currently conducting its operating activities mainly in Japan. The Company also conducts activities in China, but currently these activities are insignificant. Selected information for the Company’s business segments is as follows:

	Millions of Yen
	Integrated
	Financial Services	Loan Servicing	Total

Year Ended March 31, 2004
Interest income	¥38,038	¥2,069	¥40,107
Interest expense	3,603	121	3,724
Provision for loan losses, net	12,824	637	13,461
Net income	5,671	406	6,077

Year Ended March 31, 2005
Interest income	¥29,299	¥3,256	¥32,555
Interest expense	3,006	153	3,159
Provision for loan losses, net	7,759	817	8,576
Net income	6,244	1,018	7,262

U.S. GAAP

	Thousands of U.S. Dollars
	Integrated
	Financial Services	Loan Servicing	Total

Year Ended March 31, 2005
Interest income	$272,828	$30,319	$303,147
Interest expense	27,991	1,425	29,416
Provision for loan losses, net	72,250	7,608	79,858
Net income	58,144	9,479	67,623

13. SUBSEQUENT EVENTS

1.	On February 15, 2005, the Board of Directors approved a 1.2-for-1 stock split to be effective on May 20, 2005 to shareholders of record on March 31, 2005. This stock split has not been reflected in these financial statements.

2.	On April 12, 2005, the Board of Directors approved a resolution on issuance of stock options to directors and employees on April 21, 2005. Under this stock option plan, options to purchase common stock of 1,785,600 shares were granted at the exercise price of ¥268 ($2.50) per share (reflecting the post split price), which was priced at 110% of the monthly averaged closing price of March 2005, and are exercisable from May 1, 2005 through April 30, 2008 or upon termination of employment with NISSIN, its subsidiaries or its equity method affiliates. On April 21, 2005, the closing price of NISSIN’s stock on the Tokyo Stock Exchange was ¥213 ($1.98) per share (reflecting the post split price).